Exhibit 99.1
                            AmeriVest Properties Inc.
                          1800 Glenarm Place, Suite 500
                             Denver, Colorado 80202
                                 (303) 297-1800
                            Facsimile (303) 296-7353

                                 August __, 2000


Dear Shareholder:

We are pleased to present our new Dividend Reinvestment Plan ("Plan"), which allows you to reinvest the dividends from your AmeriVest Properties Inc. Common Stock to purchase additional shares of Common Stock more economically and conveniently than ever before. Shareholders of AmeriVest Common Stock can put every investment dollar to work by automatically reinvesting their cash dividends into additional AmeriVest Common Stock at a discount of 3%, without paying fees.

     Please take the opportunity to read the complete details of the Plan in the attached Brochure and Prospectus. For more information, please contact the AmeriVest shareholder representatives at UMB Bank, n.a. by calling, toll free, 1-800-884-4225. These representatives will be available to explain the Plan's features and answer any questions you may have concerning the enrollment process. You can also contact AmeriVest's Investor Relations office at 303-297-1800 or via e-mail at info@amvproperties.com.

     To participate in the Dividend Reinvestment Plan, please complete the enclosed Enrollment Authorization Form and return to our transfer agent, UMB Bank, as soon as possible.

     Thank you for your consideration, and I hope that you will choose to take advantage of the dividend reinvestment opportunities now available in AmeriVest Properties Inc. Common Stock through this Dividend Reinvestment Plan.

                                            Sincerely,




                                            William T. Atkins
                                            Chairman and Chief Executive Officer